LIQUOR DEPOT

LIQUOR BARN

LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership

November 15, 2007

Securities and Exchange Commission
100F Street NE
Washington, DC 20549
USA

VIA FEDERAL EXPRESS

07028303

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

SUPPL

Attention: Filing Desk

Dear Sir/Madam:

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, we enclose copies of the Fund's:

1. News release – Liquor Stores Income Fund Third Quarter Results Conference Call, posted on November 2, 2007;
2. News release – Form 52-109F2, Certification of Interim Filings of the CEO, posted on November 9, 2007;
3. News release – Form 52-109F2, Certification of Interim Filings of the CFO, posted on November 9, 2007;
4. News release – Liquor Stores Income Fund Reports Distributable Cash up 22.5% in Third Quarter 2007; Announces Increase in Cash Distribution, posted on November 9, 2007;
5. News release – Liquor Stores Income Fund Management Discussion and Analysis of Financial Condition and Results of Operations as of November 8, 2007, posted on November 9, 2007; and
6. News release – Liquor Stores Income Fund Interim Consolidated Financial Statements (unaudited) as of September 30, 2007, posted on November 9, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Suite #300, 10508 - 82 Avenue, Edmonton, Alberta T6E 2A4 • Telephone: (780) 944-9994 • Fax: (780) 702-1999

Please contact the undersigned at (780) 702-2392 should you have any questions concerning the contents of this letter.

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

Tory Thibaudeau
Corporate Paralegal

File No. 82-34937

Liquor Stores Income Fund

Third Quarter 2007 Results Conference Call

EDMONTON, Alberta – (CCN Matthews – November 2, 2007) - Liquor Stores Income Fund ("Liquor Stores") (TSX:"LIQ.UN") will conduct a conference call on November 9, 2007, following the release of its financial results on November 8, 2007, for the third quarter ending September 30, 2007. The details of the conference call are as follows:

Date:	Friday, November 9, 2007
Time:	9:00 a.m. MST
Participants:	Irv Kipnes, CEO
	Rick Crook, EVP & COO
	Pat de Grace, CFO
Local Access Number:	416-641-6140
Toll-Free Access:	1-866-542-4241

An archived recording of the conference call will be available approximately one hour after the completion of the call until November 16, 2007, by dialling: 416-695-5800 or Toll-Free Access: 1-800-408-3053. The required Passcode is: 3240302. An archived recording of the call will also be available on the Liquor Stores Income Fund website.

Liquor Stores Income Fund is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership and its 86.7% interest in Liquor Barn Limited Partnership. In aggregate, management estimates that the partnerships operate the largest number of private liquor stores in Canada both by the number of stores (currently 194 stores) and by revenue.

The Fund's Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Patrick de Grace
VP Finance & Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

Rick Crook
President & Chief Operating Officer
Liquor Stores GP Inc.
(780) 497-3271

File No. 82-34937

Form 52-109F2 - Certification of Interim Filings

I, ***Irv Kipnes, Chief Executive Officer of Liquor Stores GP Inc.,*** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of ***Liquor Stores Income Fund,*** (the issuer) for the interim period ending ***September 30, 2007;***

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated the 8th day of November 2007

[Signed] Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.

File No. 82-34937

Form 52-109F2 - Certification of Interim Filings

I, ***Patrick de Grace, Vice President Finance & Chief Financial Officer of Liquor Stores GP Inc.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of ***Liquor Stores Income Fund,*** (the issuer) for the interim period ending ***September 30, 2007;***

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated the 8th day of November 2007

[Signed] Pat de Grace
Vice President Finance and Chief Financial Officer
Liquor Stores GP Inc.

File No. 82-34937

LIQUOR DEPOT LIQUOR BARN
LIQUOR STORES INCOME FUND

FOR IMMEDIATE RELEASE

LIQUOR STORES INCOME FUND REPORTS DISTRIBUTABLE CASH UP 22.5% IN THIRD QUARTER 2007; ANNOUNCES INCREASE IN CASH DISTRIBUTION

EDMONTON, ALBERTA, November 8, 2007 – Liquor Stores Income Fund ("Liquor Stores" or the "Fund") (TSX:LIQ.UN) today reported its third quarter 2007 results:

THIRD QUARTER 2007 FINANCIAL HIGHLIGHTS

- **An increase in cash distributions from $1.50 annually ($0.125 per month) to $1.62 ($0.135 per month) commencing with the distribution payable January 15, 2008 to Unitholders of record December 31, 2007**
- **Sales up from $60.8 million to $122.1 million; 101% over the third quarter of 2006**
- **Operating margin up from $5.8 million to $11.9 million; a 105% increase over the third quarter of 2006**
- **Distributable cash 22.5% to $0.49 per unit from $0.40**

Operating margin increased to $11.9 million for the three months ended September 30, 2007 from $5.8 million in 2006 and $22.3 million for the nine months ended September 30, 2007 from $12.4 million for the same period in 2006. Approximately $0.6 million in administrative costs were expensed in the third quarter in respect of the integration of Liquor Barn. Despite these expenses, operating margin as a percentage of sales was 9.77% for the three months ended September 30, 2007 compared to 9.52% for the same period last year and 8.67% for the nine months ended September 30, 2007 compared to 8.19% for the same period in 2006. (In the third quarter of 2006, Liquor Barn Income Fund had reported operating margin as a percentage of sales of 5.93%.)

Same store sales increased 2.5% for the nine months ended September 30, 2007 and 1% for the quarter. Management expects some moderation in same store sales as a result of the increase in advertising in the Liquor Barn stores.

"We are very pleased with the progress we have made to date towards realizing the synergies we expected from the acquisition of 81 Liquor Barn stores on June 8, 2007" said Mr. Kipnes, Chief Executive officer of Liquor Stores GP Inc. "Further margin enhancements are expected as we optimize Liquor Barn's inventory levels and improve the depth and breadth of selection in the Liquor Barn stores."

Mr Kipnes added, "With the Liquor Barn acquisition completed and the integration of the stores nearing completion the Fund has a strong platform for future growth. In addition to eight new stores to date this year, the Fund has three stores under construction that may open prior to the end of 2007. The Fund's future growth plans will concentrate on acquisition in British Columbia and the development of greenfield locations in Alberta. As well, the Fund is evaluating the potential of expanding its operations into the

United States where several states have regulatory regimes similar to those in Alberta and British Columbia.

I am also pleased to announce that, because of the accretive nature of the Liquor Barn acquisition and on-going improvements in the Fund's performance, the Board of Directors of Liquor Stores GP Inc. has approved an increase in cash distributions from $1.50 annually ($0.125 per month) to $1.62 ($0.135 per month). The increase will be effective commencing with the distribution payable January 15, 2008 to Unitholders of record December 31, 2007."

DILUTED EARNINGS PER UNIT

Diluted earnings per unit for the three ended September 30, 2007 were $0.30 compared to $0.39 last year. In aggregate for the quarter, $2.5 million ($0.11 per diluted unit) was charged to earnings in respect administrative costs related to the integration of Liquor Barn and non-cash charges for the amortization of a fair value adjustment recorded at the time of the Liquor Barn acquisition and future income taxes. These charges for the nine months ended September 30, 2007 aggregated $16.3 million ($1.02 per diluted unit) and as a result the diluted earnings per unit were $0.01compared to $0.85 last year.

DISTRIBUTABLE CASH

Distributable cash for the third quarter of 2007 was $0.49 per unit, up 22.5% from $0.40 per unit a year earlier. Distributions declared were $0.375 per unit, up 25% from $0.30 per unit a year earlier. For the nine months ended September 30, 2007, distributable cash is up 36.6% to $1.26 per unit from $0.93 per unit for the same period in 2006. The liquor industry is subject to some seasonal variations, with higher sales in the second half of the year. As a result, distributable cash may be less than actual distributions early in the year but exceeds distributions in the later portion of the year.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian income fund that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership and its 90.0% interest in Liquor Barn Limited Partnership. Management believes these partnerships comprise Canada's largest operator of private liquor stores by both number of stores and sales revenue. The Fund currently operates 194 stores.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

NON-GAAP MEASURES

References to ''distributable cash'' are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes is a useful supplemental measure of performance. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by the Fund relative to the price of the Fund's trust units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in the Fund.

Operating margin has been derived by adding amortization of inventory fair value adjustments, interest expense and amortization of property and equipment, intangibles and pre-opening costs to net earnings before non-controlling interest. Operating margin as a percentage of sales is calculated by dividing operating margin by sales.

Operating margin, operating margin as a percentage of sales and distributable cash are not measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Investors are

cautioned that operating margin, operating margin as a percentage of sales and distributable cash should not replace net earnings or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin, operating margin as a percentage of sales and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's operating margin, operating margin as a percentage of sales and distributable cash may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund, Liquor Stores Limited Partnership or Liquor Barn Limited Partnership. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Third Quarter 2007 Management's Discussion and Analysis attached hereto.

The information contained in this press release, including the information set forth under "Risk Factors" in the Third Quarter 2007 Management's Discussion and Analysis, identifies additional factors that could affect the operating results and performance of the Fund, Liquor Stores Limited Partnership and Liquor Barn Limited Partnership.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

For further information, please contact:

Irv Kipnes	Patrick de Grace, CA	Rick Crook
Chief Executive Officer	Chief Financial Officer	President & Chief Operating Officer
Liquor Stores GP Inc.	Liquor Stores GP Inc.	Liquor Stores GP Inc.
(780) 944-9994 ext 8	(780) 917-4179	(780) 497-3271

File No. 82-34937

LIQUOR DEPOT

LIQUOR BARN

LIQUOR STORES INCOME FUND

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For Three and Nine Month Periods Ended September 30, 2007
As of November 8, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim consolidated financial statements (the "Financial Statements") and accompanying notes of Liquor Stores Income Fund (the "Fund") for the three and nine months ended September 30, 2007 and the annual consolidated financial statements and accompanying notes of the Fund for the year ended December 31, 2006. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements unless otherwise stated.

Throughout this MD&A references are made to "distributable cash", "operating margin", "operating margin as a percentage of sales", "payout ratio" and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures". See also "Risk Factors" and "Forward-Looking Statements" below.

This MD&A is dated November 8, 2007.

OVERVIEW OF THE FUND

The Fund's Business and Recent Developments

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta. The trust units ("Units") of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN. Through its ownership of 75.6% of Liquor Stores Limited Partnership ("Liquor Stores LP") and 90.0% of Liquor Barn Limited Partnership ("Liquor Barn LP"), the Fund operates 194 retail liquor stores in Alberta and British Columbia and management believes it is the largest liquor store operator in Alberta by number of stores and revenue.

On June 7, 2007, the Fund's offer to acquire all of the outstanding trust units of Liquor Barn Income Fund (the "Liquor Barn Fund") was accepted by the holders of approximately 81% of Liquor Barn Fund public trust units and by approximately 74% of its voting unitholders. In a transaction valued at approximately $217 million the Fund issued 6,817,533 trust units (the" Units") in exchange for a 76.0% interest in Liquor Barn LP and assumed the outstanding indebtedness of Liquor Barn Fund. The Fund has subsequently issued an additional 1,267,635 Units as the result of exchanges made by Liquor Barn LP exchangeable and subordinated unitholders to increase its ownership of Liquor Barn LP to 90.0%.

Liquor Barn LP Integration

The integration of Liquor Barn LP is proceeding as contemplated. Early in the third quarter of 2007, the point of sales software of the 81 Liquor Barn LP stores acquired had been replaced by that used by Liquor Stores LP. Liquor Barn LP's head office and field supervisory staff have been integrated into Liquor Stores LP. At the time of the acquisition, Liquor Stores LP and Liquor Barn LP had a combined complement of 95 head office and field supervisory staff. Following the integration, this complement was reduced to 69. A cost reduction program has been successfully implemented. Liquor Barn LP's former head office lease was terminated. Although much has been accomplished there is opportunity to further improve on margin enhancements achieved to date including optimizing inventory levels. We are also improving depth and breadth of selection in the stores. Since the end of the second quarter approximately $10 million has been invested to increase inventory levels in the Liquor Barn LP stores. The benefits of these improvements are expected to be realized over the next several quarters.

Stores and Operations

During the three months ended September 30, 2007, the Fund completed the acquisition of one retail liquor store in Edmonton, Alberta and one retail liquor store in Coquitlam, British Columbia. The Fund opened one retail liquor store in Vernon, British Columbia and one in Prince George, British Columbia. The Fund has three stores under construction that may open prior to the end of 2007.

The acquisition of Liquor Barn far exceeded our 2007 growth plans and diverted energy away from new store development. Provided the three stores under construction open prior to year end, the Fund will have developed 11 stores during 2007 compared to its target of ten. As at November 8, 2007, the Fund operates 194 retail liquor stores located as follows:

	Alberta			British Columbia			
	Edmonton(1)	Calgary(1)	Other(2)	Lower Mainland	Vancouver Island	Interior	Total
Number of Stores	74	46	43	12	11	8	194

Notes:

(1) References to Edmonton and Calgary are to stores located in or near those urban centres.

(2) Other communities served in Alberta include, by region, Northern (20), Southern (7), Central (12) and Resort communities (4).

Business of the Fund

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. The Fund currently operates 163 liquor stores in Alberta where there are approximately 1,050 liquor stores and 86 agency stores. Management believes the Fund is the largest liquor store operator by both number of stores and revenue.

The Fund also operates 31 stores and 2 small associated pubs in British Columbia. The Province of British Columbia's model for liquor distribution is a blend of approximately 600 private stores and 208 government operated stores. There are also approximately 400 agency stores that service small communities.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute available cash from operations to unitholders to the extent determined prudent by the trustees of the Fund. Cash available for distribution is after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the trustees, including a provision for awards related to the Fund's long-term incentive plan (the "LTIP") and other deferred compensation plans. The policy allows the Fund to make stable monthly distributions to its unitholders based on estimates of distributable cash. The Fund pays cash distributions on or about the 15th of each month to unitholders of record on the last business day of the previous month.

The Fund reviews its historic and expected results on a regular basis. This review includes consideration of the expected performance of existing and new stores, the competitive environment and economic conditions, including labour market trends.

Cash distributions have been made as follows from the inception of the Fund:

Payment Dates	Monthly	Annualized
November 15, 2004 to May 16, 2005	$0.08333	$1.000
June 16, 2005 to January 16, 2006	$0.08958	$1.075
February 15, 2006 to October 16, 2006	$0.10000	$1.200
November 15, 2006 to March 15, 2007	$0.11667	$1.400
Commencing April 13, 2007	$0.12500	$1.500

On November 8, 2007, the fund announced that it would increase its monthly cash distribution from $0.125 ($1.50 –annually) to $0.135 ($1.62 – annually), commencing with the distribution to Unitholders of record December 31, 2007 payable January 15, 2008.

Distributions declared during the three months ended September 30, 2007 were $8.4 million or $0.375 per Unit. The weighted average distributable cash per Unit increased 23% from $0.40 for the third quarter of 2006 to $0.49 for the third quarter of 2007.

For the nine months ended September 30, 2007 distributable cash was $1.26 compared to $0.93 for the same period in 2006, an increase of 36%.

The retail liquor industry is subject to some seasonal variations with approximately 40% of sales occurring in the first half of the year and 60% occurring in the second half. As a result, distributable cash will be less than actual distributions early in the year, but are expected to exceed distributions for the latter portion of the year.

Effect of Trust Tax Legislation

On June 22, 2007, Bill C – 52, including the provisions related to the taxation of income trusts (the "SIFT Rules"), received Royal Assent. Pursuant to the SIFT Rules, commencing in 2011 earnings of the Fund distributed to unitholders will be subject to tax at a rate of 31.5% (currently zero). Taxable distributions (other than return of capital) to unitholders will be characterized as eligible dividends, a change from their current treatment as ordinary income. For discussion of SIFT Rules and limitations on growth and expansion see "Capital Expenditures" below.

For 2006, the tax deferred portion of distributions for Canadian federal income tax purposes was approximately 28%. The Fund continues to review the current and long-term implications of the SIFT Rules to unitholders of various alternatives with respect to claiming elective income tax deductions in the period 2007 to 2010. As such, the Fund cannot now determine the portion, if any, of the 2007 distributions that will be tax deferred.

Distributable Cash

The Fund views distributable cash as an important supplementary measure to assist unitholders in evaluating the Fund's performance as the Fund's objective is to provide a stable and sustainable flow of distributable cash to unitholders. When evaluating the cash available for distribution to unitholders the Fund takes into consideration the following factors:

Financing Strategy

The Fund has a history of financing its acquisitions, store development costs and betterments with the proceeds of the issuance of Units from treasury and financing its investment in inventory with bank indebtedness. When proceeds from the issuance of Units are received prior to being used to finance growth, bank indebtedness is temporarily repaid.

Maintenance of Productive Capacity

In order to maintain its productive capacity the Fund incurs expenses for routine maintenance and makes expenditures for the replacement of long lived assets. In the determination of distributable cash, provisions are made for anticipated replacements of long lived assets not yet recorded in the accounts of the Fund.

Net Change in Non-cash Working Capital

The Fund's investment in non-cash working capital is primarily related to increased inventory levels. This increase includes the cost of purchasing inventory for stores the Fund develops and opens, the cost of increasing inventory in acquired stores subsequent to their acquisition date, and an increase in current inventory purchased at times when favourable buying conditions exist. Inventory levels are also influenced by seasonal investments in inventory.

Long Term Incentive Plans

Funding for the Fund's long term incentive plans occurs subsequent to the approval of the Fund's annual financial statements. For accounting purposes, the compensation expense related to the incentive plans are recognized as awards vest. Awards under the LTIP are calculated with reference to distributable cash per Unit.

Distributable cash

The following table provides the calculation of the distributable cash of the Fund for the three and nine months ended September 30, 2007 and 2006 and since inception:

	Three months ended September 30,		Nine months ended September 30,		Since inception of the Fund
	2007	2006	2007	2006	
Cash provided by operating activities	($949)	$311	$14,360	$4,103	$27,769
Net change in non-cash working capital	12,438	5,018	7,299	7,334	27,642
Equity earnings	-	-	-	28	79
Incentive plan provisions	(273)	(400)	(819)	(400)	(1,819)
Provision for non-growth property and equipment	(155)	(211)	(662)	(388)	(2,034)
Distributable cash	$11,061	$4,718	$20,178	$10,677	$51,637
Weighted average units outstanding	22,622,892	11,930,000	15,960,365	11,496,300	12,400,418
Distributable cash per weighted average Unit	$0.49	$0.40	$1.26	$0.93	$4.16
Distributions declared per unit	$0.38	$0.30	$1.11	$0.90	$3.66

Comparable GAAP Measures

Distributable cash is a Non-GAAP Measure. Adjustments and provisions related to non-growth property and equipment, incentive plan provisions and non-cash working capital are necessary to reconcile distributable cash to its nearest GAAP measure, cash provided by operating activities.

The GAAP measure comparable to distributable cash per unit is earnings per unit. Basic and diluted earnings per unit are as follows:

Basic earnings per unit	$0.30	$0.39	$0.01	$0.86
Diluted earnings per unit	$0.30	$0.39	$0.01	$0.85

Diluted earnings per unit for the three ended September 30, 2007 were $0.30 compared to $0.39 last year. In aggregate for the quarter, $2.5 million ($0.11 per diluted unit) was charged to earnings in respect administrative costs related to the integration of Liquor Barn and non-cash charges for the amortization of a fair value adjustment recorded at the time of the Liquor Barn acquisition and future income taxes. These charges for the nine months ended September 30, 2007 aggregated $16.3 million ($1.02 per diluted unit) and as a result the diluted earnings per unit were $0.01 compared to $0.85 last year.

The following table provides an analysis of the total expenditures on property and equipment, the amounts reserved for further non-growth expenditures and the amounts charged to expense in the Fund's accounts for repairs and maintenance:

	Three months ended September 30,		Nine months ended September 30,		Since inception
	2007	2006	2007	2006	of the Fund
Purchase of property and equipment	$1,277	$678	$3,077	$2,542	$9,648
Growth expenditures including amounts relating to developed stores	(972)	(667)	(2,265)	(2,354)	(7,740)
Purchase of non-growth property and equipment	305	11	812	188	1,908
Provision for further non-growth property and equipment expenditures	(150)	200	(150)	200	126
Total provision for non-growth property and equipment	155	211	662	388	2,034
Repairs and maintenance expense	143	63	403	185	974
Total expenditures for non-growth property and equipment purchases and repairs and maintenance expense	$298	$274	$1,065	$573	$3,008

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Operating Results

The retail liquor industry is subject to some seasonable variations with respect to sales. Sales are typically slowest early in the year and increase in the latter half with the highest sales occurring in the last quarter. In 2006, 17% of sales occurred in the first quarter, 24% in the second quarter, 27% in the third quarter and 32% in the last quarter.

The following table summarizes the operating results for the quarter and nine months ended September 30, 2007 with comparative figures for 2006 including those of Liquor Barn LP since June 8, 2007:

	Three months ended September 30,		**Nine months ended September 30,**	
	2007	**2006**	**2007**	**2006**
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Number of stores at September 30	194	99	194	99
Sales	$122,097	$60,751	$257,142	$150,988
Cost of sales, operating, administrative, acquisition and store development	(111,119)	(54,965)	(237,086)	(138,629)
Add back amortization of inventory fair value adjustment	947	-	2,247	-
Operating margin [(1)]	$11,925	$5,786	$22,303	$12,359
Operating margin as a percentage of sales	9.77%	9.52%	8.67%	8.19%

Note:

(1) *Operating margin has been calculated as described under "Non-GAAP Measures"*

Sales

Sales for the quarter ended September 30, 2007 increased by $61.3 million to $122.1 million from $60.8 million in 2006. For the nine months ended September 30, 2007, sales increased by $106.1 million to $257.1 million from $151.0 million in 2006. These increases are primarily due to the increase in the number of stores operated to 194 at September 30, 2007 compared to 99 at September 30, 2006. The increases for the three and nine months ended September 30, 2007 comprise the following:

- an increase in same store sales of $0.5 million or 1.0% to $48.4 million for the three months ended September 30, 2007 and an increase in same stores sales of $3.9 million or 2.5 % for the nine months ended September 30, 2007. Management expects some moderation in same store sales as a result of the increase in advertising in the Liquor Barn stores;

- sales from the Liquor Barn LP stores $50.8 million for the three months ended September 30, 2007 and $64.8 million since their acquisition on June 8, 2007;

- an increase of $28.6 million in sales to $41.3 million for the 30 stores acquired or opened in 2006, which are operating at September 30, 2007;

- sales of $4.9 million for the three months ended September 30, 2007 and of $10.0 million for the nine months ended September 30, 2007 for stores acquired or opened in 2007 net of the sales of a store closed in 2007.

Combined Cost of Sales, Administrative, Operating and Acquisition and Store Development Expense ("Operating Expenses")

Operating expenses for the three and nine months ended September 30, 2007 were $111.1 million and $237.1 million, respectively, which is $56.2 million and $98.5 million higher than in 2006, respectively. These increases are consistent with the increase in number of stores being operated.

Operating expense includes the recognition of deferred unit-based compensation expense for the LTIP, the 2007 Incentive Plan and the Deferred Share Unit Plan. During the three and nine months ended September 30, 2007 respectively, the Fund recognized

compensation expense of $8,771 and $19,735 for the LTIP, $146,932 and $355,249 for the 2007 Incentive Plan and $52,664 and $145,367 for the Deferred Share Unit Plan.

Operating Expenses for the three months ended September 30, 2007 includes $0.9 million amortization of a $2.2 million inventory fair value adjustment recorded as part of the purchase price allocation of the Liquor Barn acquisition. As of September 30, 2007, the inventory fair value adjustment has been fully amortized.

For the three and nine months ended September 30, 2007, respectively, approximately $0.6 million and $0.7 million in administrative expenses were incurred in connection with the integration of Liquor Barn.

Operating Margin

Operating margin (as defined under "Non-GAAP Measures") increased to $11.9 million for the three months ended September 30, 2007 from $5.8 million in 2006 and $22.3 million for the nine months ended September 30, 2007 from $12.4 million for the same period in 2006. Operating margin as a percentage of sales was 9.77% for the three months ended September 30, 2007 compared to 9.52% for the same period last year and 8.67% for the nine months ended September 30, 2007 compared to 8.19% for the same period in 2006. The increase in operating margin is due to the successful integration of Liquor Barn stores as well as improved performance of the other stores.

Future Income Taxes *(a Non-cash Charge)*

Prior to substantive enactment of the SIFT Rules, income tax provisions were only recorded in respect of incorporated subsidiaries. Consequently, income taxes recorded in the Fund's accounts had been nominal.

The Fund, in accordance with GAAP, follows the asset and liability method of accounting. With the substantive enactment of the SIFT Rules, the asset and liability method of accounting required non-cash provisions of $0.9 million and $13.4 million for future income tax during the three months and nine months ended September 30, 2007. This provision relates principally to the difference between the value of intangible assets, property and equipment, and goodwill assigned at the time of acquisitions in the accounts of the Fund and their value for tax purposes.

Net Earnings before Non-controlling Interest and Net Earnings and Comprehensive Income (Loss)

The net earnings before non-controlling interest for the three months ended September 30, 2007 increased by $2.5 million to $7.2 million over the same period in 2006 and decreased by $8.7 million to $1.1 million for the nine months ended September 30, 2007 compared to 2006. Net earnings and comprehensive income increased $2.0 million to $5.3 million compared to the same period in prior year for the three months ended September 30, 2007 and decreased by $6.8 million to $0.1 million compared to 2006 for the nine months ended September 30, 2006. The decreases in net earnings before non-controlling interest and net earnings and comprehensive income for the three months and nine months ended September 30, 2007 is due to the requirement to record a future tax expense resulting from the substantive enactment of Bill C – 52 which occurred in the second quarter of 2007.

Condensed Quarterly Information

	2007			2006				2005
	Sept 30	June 30	March 31	Dec 31	Sept 30	June 30	March 31	Dec 31
Balance Sheet								
Cash and cash equivalents	$ 6,891	$ 3,391	$ 1,715	$ 3,397	$ 1,683	$ 276	$ 2,935	$ 2,047
Total assets	427,986	412,403	188,311	187,097	173,736	165,812	141,511	140,806
Bank indebtedness	37,198	35,107	11,893	5,455	28,964	15,495	–	15,493
Total current liabilities	55,403	54,916	17,489	12,895	32,140	20,481	4,092	20,427
Long-term debt	15,562	562	—	–	2,500	7,500	–	11,352
Unitholders' equity	290,425	279,708	137,922	140,706	105,975	105,115	104,775	67,327
Non-controlling interest	53,253	64,880	32,900	33,496	33,120	32,716	32,643	41,700
Statement of Earnings								
Sales	122,097	83,236	51,809	71,010	60,751	52,215	38,021	50,686
Earnings before non-controlling interest	7,182	(8,465)	2,383	6,206	4,677	3,992	1,101	3,676
Net earnings for the period	5,325	(6,992)	1,767	4,627	3,332	2,871	684	2,202
Basic earnings per Unit	$0.30	($0.59)	$0.17	$0.45	$0.39	$0.33	$0.10	$0.38
Diluted earnings per Unit	$0.30	($0.59)	$0.17	$0.45	$0.39	$0.33	$0.10	$0.37
Distributable cash per Unit	$0.49	$0.41	$0.21	$0.45	$0.40	$0.38	$0.14	$0.44

LIQUIDITY AND CAPITAL RESOURCES

Unitholders' Equity and Non-controlling Interest

The following units were outstanding as of November 8, 2007:

	Units
Fund Units [(1)]	18,096,467
Liquor Stores LP Exchangeable LP Units	1,175,255
Liquor Stores LP Subordinated LP Units	2,125,000
Liquor Barn LP Exchangeable & Subordinated LP Units (equivalent Fund Units)	1,111,091
	22,507,813

Note:
(1) *Includes 45,504 treasury Units*

The Liquor Stores and Liquor Barn Exchangeable and Subordinated LP Units represent a non-controlling interest in the Fund.

In the first nine months of 2007, 1,425 Liquor Stores LP Exchangeable LP Units and 480,158 Liquor Barn Exchangeable LP units (on an equivalent Fund Units basis) were exchanged for Fund Units resulting in an increase in Unitholders' Equity of $10.1 million. The Fund also issued 2,492 Units from treasury to the LTIP in this period.

The conditions related to the release of the Liquor Barn LP Subordinated LP Units from escrow were satisfied at the time of the Liquor Barn acquisition. During the three months ended September 30, 2007, 566,540 Liquor Barn Subordinated LP Units (on an equivalent Fund Units basis) were converted to Fund Units resulting in an increase in Unitholders' Equity of $12.0 million. Subsequent to September 30, 2007, 220,936 Liquor Barn LP Subordinated LP Units were exchanged for Fund Units resulting in an increase in Unitholders' Equity of $4.8 million.

Credit Facilities

At September 30, 2007, the Fund had an available $90 million operating line and an available $30 million long term Capital/Acquisition line. The Fund also has available a $3.5 million demand non-revolving loan to cover electronic funds transfer payments, and a $4 million bank guarantee facility to be used in day to day issuance of letters of guarantee for operations. The total of all credit facilities is $127.5 million.

As of September 30, 2007, total indebtedness under all credit facilities is approximately $39.7 million, offset by $2 million in outstanding cheques and deposits, and is primarily related to inventory financing. An additional $15 million is drawn on the long term Capital/Acquisition line repayable on May 31, 2009. As acquisitions occur and new stores are opened, credit facilities will be utilized as required.

Capital Expenditures

During the three months ended September 30, 2007, the Fund acquired two stores and opened two. Subsequent to September 30, 2007, one additional developed store was opened.

The Fund will continue to pursue acquisition opportunities and to open new stores.

The SIFT Rules provide that, while there is no intention to prevent "normal growth" during the transitional period, any "undue expansion" could result in the transition period being "revisited", presumably with the loss of the benefit to the Fund of that transitional period. As a result, the adverse tax consequences resulting from the SIFT Rules could be realized sooner than January 1, 2011. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context. Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a specified investment flow-through trust or partnership's ("SIFT") market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFT's issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units). These guidelines have been incorporated into the SIFT Rules. Those safe harbour limits are the greater of $50 million or 40% of the market capitalization benchmark for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative (other than the $50 million annual limit), so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance's guidelines include the following:

(a) new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those);

(b) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

(c) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for these purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

(d) the merger of SIFT's not resulting in the issuance of additional units do not affect the safe harbour limits.

The Fund's market capitalization, including that of Liquor Barn Fund, as of the close of trading on October 31, 2006, having regard only to issued and outstanding publicly-traded units, was approximately $327 million, which means the Fund's "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $130 million, and for each of calendar 2008, 2009 and 2010 is an additional approximately $66 million (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006, which was approximately $30 million). In 2007 and prior to its acquisition, Liquor Barn Fund issued subordinated convertible debentures and trust units aggregating $49 million. As a consequence the Fund could issue new units for proceeds $81 million in the remainder of 2007 and remain within the "safe harbour" guidelines.

The Fund believes that while the application of the "safe harbour" guidelines are not a practical constraint on its ordinary growth prior to 2011, they could adversely affect the cost of raising capital and the Fund's ability to undertake more significant acquisitions. The long-term effect of the SIFT Rules on the Fund is yet to be determined. The Fund continues to review the impact of the SIFT Rules on its business strategy and to evaluate strategic alternatives that it could elect to pursue in response to the SIFT Rules. No assurance can be provided that the Fund will not undertake actions in the future that could cause the SIFT Rules to apply to it prior to 2011.

Interest Rate Risk and Sensitivity

The Fund's bank indebtedness and long-term debt bear interest at floating rates based on the bank's prime rate or at short term banker's acceptance rates.

The Fund is not subject to significant exposure to interest rate fluctuations. Based on an assumed outstanding debt balance of $55 million, a 1.0% increase in interest rates would reduce distributable cash for the year by approximately $550,000 or $0.03 per Unit.

Foreign Exchange Risk

The Fund's business is not significantly affected by foreign exchange rate fluctuations. The majority of product cost is related to domestically sourced product and provincially regulated commodity taxes.

Contractual Obligations

The table below sets forth, as of September 30, 2007, the contractual obligations of the Fund, due in the years indicated, related to various premises operating leases and Long term debt.

	2008	2009	2010	2011	2012	2013 and thereafter
Operating leases	$13,998	$14,793	$15,420	$16,011	$16,704	$42,437
Long term debt	-	15,000	-	-	-	-
Total	$13,998	$29,793	$15,420	$16,011	$16,704	$42,437

OFF BALANCE SHEET ARRANGEMENTS

The Fund has not entered into any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level. The impairment test is done annually unless circumstances arise that would potentially impair the carrying value of goodwill. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying

value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in earnings.

Amortization Policies and Useful Lives

The Fund amortizes property, equipment and intangible assets over the estimated useful service lives of the assets. In determining the estimated useful life of these assets, significant judgment by management is required. In determining these estimates, the Fund takes into account industry trends and Fund-specific factors, including changing technologies and expectation for the in-service period of these assets. The Fund assesses the estimated useful life of these assets on an annual basis to ensure they match the anticipated life of the asset from a revenue producing perspective. If the Fund determines that the useful life of an asset is different from the original assessment, changes to amortization will be applied prospectively.

Purchase Price Allocations

The allocations of the purchases price for acquisitions involve determining the fair values assigned to the tangible and intangible assets acquired. The Fund uses independent valuators to determine the fair value of the tangible assets and certain intangible assets of the acquired stores. Other intangible assets are allocated based on a calculation of fair values by management. A discounted cash flow analysis is prepared to determine these fair values. Goodwill is calculated based on the purchase price less the fair value of the net tangible and intangible assets stated above.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments and Other Comprehensive Income

New accounting standards are in effect for fiscal years beginning on or after October 1, 2006 for recognition and measurement of financial instruments and disclosure of comprehensive income. Effective January 1, 2007, the Fund has adopted Canadian Institute of Chartered Accountants ("CICA") Handbook sections 1530 – Comprehensive Income, 3855 – Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation, and 3865 – Hedges. As the Fund has no items of other comprehensive income, net earnings for the period is equivalent to comprehensive income.

Effective January 1, 2007, the Fund adopted CICA Handbook section 1506, "Accounting Changes" providing standards for accounting treatment and disclosure of changes in accounting policies, accounting estimates and correction of errors.

ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

The following CICA handbook sections have an effective date of January 1, 2008 and their impact is being evaluated by the Fund:

Section 1535: Capital Disclosures

This new standard establishes disclosure requirements concerning capital such as: qualitative information about its objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The Fund will implement this new standard which is effective January 1, 2008.

Section 3862: Financial Instruments - Disclosures and Section 3863: Financial Instruments - Presentation

These new standards replace Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. The Fund will implement these new standards which are effective January 1, 2008.

Section 3031: Inventories

This new standard provides guidance in determining the cost of inventory and its subsequent recognition as an expense. The standard is effective for fiscal periods beginning on or after January 1, 2008 and requires the retroactive application to prior period financial statements. The Fund is presently evaluating the impact of this new standard.

FINANCIAL INSTRUMENTS

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund consist of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, distributions payable and long-term debt. The financial instruments are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

TRANSACTIONS WITH RELATED PARTIES

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decisions.

During the three and nine months ended September 30, 2007, the Fund incurred professional fees of $107 and $268 respectively to a law firm of which a director of Liquor Stores GP Inc. (the "Liquor Stores GP"), a subsidiary of the Fund, is a partner. Rent paid to companies controlled by directors of the GP amounted to $46 over the nine month period ended September 30, 2007. The Fund paid fees and expenses to a company controlled by the Chief Executive Officer of the GP relating to supervision of the construction of developed stores and tax services of $15 and $31 (see note 7 to the Financial Statements).

The Fund entered into a lease for new office premises with a company associated with the Chief Executive Officer of the GP. The Fund has received independent fairness and legal opinions concerning the terms of the lease. Rent for the three months ended September 30, 2007 was $57.

OUTLOOK

On June 8, 2007, the Fund completed the strategic acquisition of Liquor Barn LP. During the third quarter of 2007, the Fund completed the operational integration of the 81 Liquor Barn stores and the administrative integration of head offices and field supervision. At the time of the acquisition, Liquor Stores LP and Liquor Barn LP had a combined complement of 95 head office and field supervisory staff. Following integration this complement was reduced to 69. A cost reduction program has been successfully implemented. Liquor Barn LP's former head office lease was terminated. Although much has been accomplished there is opportunity to further improve on the margin enhancements achieved to date. To fully realize this opportunity, inventory levels must be optimized and continued improvements in the depth and breadth of selection in the stores need to be achieved. While the Fund has invested $10 million to increase inventory levels and selection in the Liquor Barn LP stores since the end of the second quarter, the benefits of this investment are expected to be realized over the next several quarters.

Management believes the Fund is the leading independent liquor retailer in Alberta and British Columbia with an estimated combined share of independent liquor store retail sales of over 16% in Alberta and British Columbia and approximately 19% of the Alberta market.

With the Liquor Barn acquisition completed and the integration of the stores nearing completion the Fund has a strong platform for future growth. The Fund has three stores under construction that may open prior to the end of 2007. The Fund's future growth plans will concentrate on acquisition in British Columbia and the development of greenfield locations in Alberta. As well, the Fund is evaluating the potential of expanding its operations into the United States where the regulatory regime in approximately half of the states permit the sales of alcoholic beverages through non-government agency channels.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Fund has evaluated the effectiveness of the Fund's disclosure controls and procedures (as defined under Multilateral Instrument 52-109 ("MI 52-109") of the Canadian Securities Administrators) as of December 31, 2006, and

concluded that the design and effectiveness of these controls and procedures provides reasonable assurance that material information relating to the Fund, including its consolidated subsidiaries, will be made known to management on a timely basis to ensure adequate disclosure.

There have been no changes in the Fund's internal controls over financial reporting (as defined under MI 52-109) that occurred during the quarter ended September 30, 2007, that have materially affected, or are reasonably likely to materially affect, the Fund's internal controls over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Fund's Annual Information Form and other public filings is available on SEDAR (www.sedar.com) and on the Fund's website at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; its ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; the Fund's ability to hire and retain staff at acceptable wage levels; risks related to the possibility of future unionization; supply interruption or delays; reliance on information and control systems; dependence on capital markets to fund its growth strategy beyond its available credit facilities; dependence of the Fund on Liquor Stores LP and Liquor Barn LP; leverage and restrictive covenants in agreements relating to current and future indebtedness of Liquor Stores LP and Liquor Barn LP; restrictions on the potential growth of Liquor Stores LP and Liquor Barn LP as a consequence of the payment by Liquor Stores LP and Liquor Barn LP of a substantial amount of their respective operating cash flow; income tax related risks including the SIFT Rules; and the Vendors' right to approve certain material transactions.

For a discussion of these risks and other risks associated with an investment in Units, see "Risk Factors" detailed in the Fund's Annual Information Form, which is available at www.sedar.com.

NON-GAAP MEASURES

References to ''distributable cash'' are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes is a useful supplemental measure of performance. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by the Fund relative to the price of the Fund's Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in the Fund. For a reconciliation of distributable cash to cash provided by operating activities please see "Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)".

Operating margin for purposes of disclosure under "Operating Results" has been derived by adding interest expense, amortization inventory fair value adjustments, amortization of property and equipment, intangibles and pre-opening costs to net earnings before non-controlling interest. Operating margin as a percentage of sales is calculated by dividing operating margin by sales.

"Payout ratio" is calculated by dividing cash distributions declared by distributable cash.

Operating margin, operating margin as a percentage of sales, distributable cash and payout ratio are not measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin, operating margin as a percentage of sales, distributable cash and payout ratio should not replace net earnings or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin, operating margin as a percentage of sales, distributable cash and payout ratio may differ from the methods used by other issuers. Therefore, the Fund's

operating margin, operating margin as a percentage of sales, distributable cash and payout ratio may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed or recent acquisitions and the benefits to be derived therefrom, budgets, litigation, projected costs and plans and objectives of or involving the Fund, Liquor Stores LP or Liquor Barn LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund, Liquor Stores LP and Liquor Barn LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis is made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

File No. 82-34937

Liquor Stores Income Fund

Interim Consolidated Financial Statements
(unaudited)

September 30, 2007
(expressed in thousands of Canadian dollars)

Liquor Stores Income Fund

Consolidated Balance Sheets

(unaudited - expressed in thousands of dollars)

	September 30, 2007	December 31, 2006
Assets	$	$
Current assets		
Cash and cash equivalents	6,891	3,397
Accounts receivable	1,986	1,525
Inventory	79,395	49,702
Prepaid expenses and deposits (note 4)	1,342	1,159
	89,614	55,783
Pre-opening costs	696	819
Deposits on future acquisitions (note 4)	110	1,633
Property and equipment	39,290	23,040
Future income tax asset (note 5)	-	62
Intangible assets	38,621	806
Goodwill	259,655	104,954
	427,986	187,097
Liabilities		
Current liabilities		
Bank indebtedness (note 6 (a))	37,198	5,455
Accounts payable and accrued liabilities	14,866	5,365
Distributions payable to unitholders (note 13)	2,256	1,194
Distributions payable to non-controlling interest (note 13)	1,083	881
	55,403	12,895
Convertible debentures (note 6 (b))	562	-
Long term debt (note 6 (a))	15,000	-
Future income tax liability (note 5)	13,343	-
Non-controlling interest (note 10)	53,253	33,496
	137,561	46,391
Contingencies (notes 3 (d) and 11)		
Unitholders' Equity		
Fund Units (note 8)	303,960	139,709
Equity component of convertible debentures (note 6 (b))	140	-
Contributed surplus	375	-
Cumulative undistributed earnings (excess distributions)	(14,050)	997
	290,425	140,706
	427,986	187,097

Liquor Stores Income Fund

Consolidated Statements of Operations, Comprehensive Income and Cumulative Undistributed Earnings

(unaudited - expressed in thousands of dollars, except for per unit amounts)

	Three months ended September 30		Nine months ended September 30	
	2007	2006	2007	2006
	$	$	$	$
Sales	122,097	60,751	257,142	150,988
Cost of sales, operating, administrative, acquisition and store development	111,119	54,965	237,086	138,629
Operating earnings before amortization	10,978	5,786	20,056	12,359
Amortization				
Property and equipment	1,235	532	2,865	1,415
Intangible assets	919	41	1,256	102
Pre-opening costs	107	79	411	177
	2,261	652	4,532	1,694
	8,717	5,134	15,524	10,665
Interest				
Interest expense on bank indebtedness	(380)	(358)	(807)	(678)
Interest expense on long-term debt	(212)	(99)	(212)	(216)
	(592)	(457)	(1,019)	(894)
Earnings before income tax and non-controlling interest	8,125	4,677	14,505	9,771
Future income tax	943	-	13,405	-
Earnings before non-controlling interest	7,182	4,677	1,100	9,771
Non-controlling interest (note 10)	(1,857)	(1,345)	(1,000)	(2,884)
Net earnings and comprehensive income for the period	5,325	3,332	100	6,887
Cumulative undistributed earnings (excess distributions), beginning of period	(12,620)	(794)	997	337
Distributions declared on Fund Units (note 13)	(6,755)	(2,588)	(15,147)	(7,274)
Cumulative undistributed earnings (excess distributions), end of period	(14,050)	(50)	(14,050)	(50)
Basic earnings per unit (note 12)	0.30	0.39	0.01	0.86
Fully diluted earnings per unit (note 12)	0.30	0.39	0.01	0.85

Liquor Stores Income Fund

Consolidated Statements of Cash Flows

(**unaudited - expressed in thousands of dollars)**

	Three months ended September 30		Nine months ended September 30	
	2007 $	2006 $	2007 $	2006 $
Cash provided by (used in)				
Operating activities				
Net earnings for the period	5,325	3,332	100	6,887
Items not affecting cash				
Amortization	2,261	652	4,532	1,694
Amortization of inventory fair value adjustment	947	-	2,247	-
Future income tax	943	-	13,405	-
Equity income	-	-	-	(28)
Non-controlling interest	1,857	1,345	1,000	2,884
Unit-based compensation (note 9 (a) and (b))	156	-	375	-
	11,489	5,329	21,659	11,437
Net change in non-cash working capital items	(12,438)	(5,018)	(7,299)	(7,334)
	(949)	311	14,360	4,103
Financing activities				
Net proceeds from the issuance of Units	-	94	-	30,643
Units acquired (note 9 (a) and (b))	-	-	(950)	-
Proceeds from forfeited units (note 9 (b))	22	-	22	-
Increase in bank indebtedness	2,040	12,170	7,654	13,586
Proceeds of long-term debt	15,000	-	15,000	-
Repayment of long-term debt	-	(5,000)	-	(8,852)
Distributions paid to unitholders	(6,684)	(2,588)	(14,086)	(6,964)
Distributions paid to non-controlling interest	(1,739)	(991)	(4,096)	(3,141)
Dividends paid to non-controlling interest by subsidiaries	(102)	-	(157)	-
	8,537	3,685	3,387	25,272
Investing activities				
Acquisition of Liquor Barn net of cash acquired(note 3(a))	(928)	-	(1,679)	-
Other business acquisitions (note 3(b))	(1,632)	(3,176)	(8,526)	(24,856)
Additional goodwill acquired (note 3(b))	(47)	-	(254)	-
Deposits on future acquisitions	(190)	(55)	540	(1,882)
Purchase of property and equipment	(1,277)	(679)	(3,077)	(2,542)
Purchase of intangibles	-	-	(968)	-
Pre-opening costs	(14)	(93)	(289)	(459)
	(4,088)	(4,003)	(14,253)	(29,739)
Increase (decrease) in cash and cash equivalents	3,500	(7)	3,494	(364)
Cash and cash equivalents balance, beginning of period	3,391	1,690	3,397	2,047
Cash and cash equivalents balance, end of period	6,891	1,683	6,891	1,683

Supplemental disclosure of cash flow information (note 14)

(unaudited - expressed in thousands of dollars, except for per unit amounts)

1 Nature of operations and organization

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

As at September 30, 2007, the Fund operated 162 (September 30, 2006 – 92) retail liquor stores in Alberta and 31 (September 30, 2006 - 7) retail liquor stores in British Columbia. Of these stores, 182 (September 30, 2006 – 92) were acquired by the Fund and 11 (September, 2006 - 7) were developed by the Fund.

2 Significant accounting policies and basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2006, except as noted below. However, these interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2006.

Accounting Policies Adopted in 2007

(a) On June 12, 2007, Bill C-52 to amend the *Income Tax Act-Canada*, including its provisions related to the taxation of income trusts, was substantively enacted. Accordingly, the Fund, as a trust, has applied the asset and liability method of accounting for future income tax as described in note 5.

(b) Effective January 1, 2007, the Fund has adopted Canadian Institute of Chartered Accountants ("CICA") Handbook sections 1506 - Accounting Changes, 1530 – Comprehensive Income, 3855 – Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation, and 3865 – Hedges.

As the Fund has no items of other comprehensive income, net earnings for the period is equivalent to comprehensive income. The Fund does not use hedge accounting.

Accounting Standards Issued but Not Yet Effective

(a) Section 1535: Capital Disclosures

This new standard establishes disclosure requirements concerning capital such as: qualitative information about its objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The Fund will implement this new standard effective January 1, 2008.

(b) Section 3862: Financial Instruments - Disclosures and Section 3863: Financial Instruments - Presentation

These new standards replace Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. The Fund will implement these new standards effective January 1, 2008.

(unaudited - expressed in thousands of dollars, except for per unit amounts)

(c) Section 3031: Inventories

This new standard provides guidance in determining the cost of inventory and its subsequent recognition as an expense. The standard is effective for fiscal periods beginning on or after January 1, 2008 and requires retroactive application to prior period financial statements. The Fund is presently evaluating the impact of this new standard.

3 Business acquisitions

The business acquisitions have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The purchase price allocations are preliminary and are subject to change once the final valuations of assets acquired are completed and the final determination of costs related to the acquisitions have been made.

(a) Acquisition of Liquor Barn Income Fund ("Liquor Barn")

On June 8, 2007, the Fund completed the acquisition of all issued and outstanding units of Liquor Barn, an operator of 81 retail liquor store locations. The operating results of Liquor Barn are included in the results of the Fund from June 8, 2007. The purchase price allocated to the assets acquired and the liabilities assumed, based on their preliminary fair values, is as follows:

	$
Net assets acquired:	
Working capital (including cash of $505)	17,091
Property and equipment	14,045
Intangibles	33,279
Goodwill	153,267
Bank indebtedness assumed	(24,089)
Convertible debentures	(702)
Liquor Barn non-controlling interest	(45,292)
	147,599
Consideration:	
Issue of Fund Units	143,100
Cash including transaction costs	4,499
	147,599
Cash paid consists of the following:	
Total cash consideration	4,499
Less:	
Amounts payable at September 30, 2007	(2,315)
Cash acquired	(505)
	1,679

(**unaudited - expressed in thousands of dollars, except for per unit amounts**)

The 6,817,533 Fund Units issued as consideration were valued at $143,100 based on the weighted average market price of the Fund Units over the three day period before and after the terms of the acquisition were agreed to and announced.

Of the goodwill acquired, $76,598 is expected to be deductible for tax purposes.

Acquired intangible assets are summarized as follows:

	$
Amortized intangible assets:	
Customer relationships	1,646
Leasehold interests	4,021
Licenses	27,021
	32,688
Unamortized intangible assets:	
Brand	591
Total	33,279

Adjustments made to the purchase price allocation included in the June 30, 2007 financial statements are a result of further information from third party valuations.

(b) Other Retail Liquor Store Acquisitions

The operating results of the acquisitions are included in the results of the Fund from the acquisition date. The purchase price allocated to the assets acquired and the liabilities assumed, based on their preliminary fair values, is as follows:

	Three months ended Mar 31, 2007	**Three months ended Jun 30, 2007**	**Three months ended Sep 30, 2007**	**Nine months ended Sep 30, 2007**
	$	**$**	**$**	**$**
Cash Paid:	4,494	3,966	2,018	10,478
Net assets acquired:				
Working capital	993	706	317	2,016
Property and equipment	527	443	520	1,490
Intangible assets	-	2,275	894	3,169
Goodwill	2,974	542	287	3,803
	4,494	3,966	2,018	10,478

(**unaudited - expressed in thousands of dollars, except for per unit amounts**)

During the three month and nine month periods ended September 30, 2007, the Fund acquired two and six stores respectively. Of the goodwill acquired during the nine months ended September 30, 2007, $3,348 is expected to be deductible for tax purposes.

(c) During the three month period ended September 30, 2007, $231 was reclassified from goodwill to favourable market leases in intangible assets as a result of finalizing a third party valuation. In the quarter, there were no adjustments to goodwill for prior period acquisitions relating to contingent payments and transaction costs (quarter ended - June 30, 2007 - $207).

(d) Contingent consideration

For three agreements entered into in 2005 for the purchase of certain retail liquor stores, the Fund may be required to make contingent payments as follows: i) $100 each year for the next five years provided that certain sales thresholds are achieved; ii) 1% of gross sales of certain stores payable quarterly for the next five years to a cumulative maximum of $450; and iii) on March 15, 2008 and 2009, a payment equal to 50% times a multiple of earnings less payments to date.

For an agreement entered into in the three months ended March 31, 2007 for the purchase of a certain retail liquor store, the Fund may be required to make a contingent payment of $65 provided that a certain sales threshold is achieved.

Six store purchase agreements entered into by Liquor Barn prior to its acquisition include provisions for the payment of contingent consideration based upon target sales, earnings before interest, taxes and amortization or other financial measures. The maximum consideration that may be payable under the terms of these agreements is $4,546.

For an agreement entered into in the three months ended June 30, 2007 for a 50% interest in a retail liquor store, a put option exists which may require the Fund to purchase all remaining assets of the business not earlier than one year following the date of acquisition.

For an agreement entered into in the three months ended September 30, 2007 for the purchase of a certain retail liquor store, the Fund may be required to make a contingent payment of $65 provided that a certain sales threshold is achieved.

Given the uncertainty with respect to the amount and timing of such payments, no amounts were recorded with respect to this contingent consideration at the time of the respective acquisitions. The Fund will recognize additional consideration payable and goodwill when the outcome of these contingencies becomes determinable.

(**unaudited - expressed in thousands of dollars, except for per unit amounts**)

4 Deposits on future acquisitions

Deposits represent refundable and non-refundable amounts paid for the acquisition of retail liquor stores where the purchase transaction is incomplete at the balance sheet date. Deposits for the acquisition of inventory and working capital are included in prepaid expenses and deposits.

Current year activity is as follows:

	Non-current Deposits	Current Deposits
	$	$
Balance – December 31, 2006	1,633	306
Acquisitions Completed	(983)	(841)
Amounts Refunded	(920)	(239)
Additional Deposits Tendered	380	1,051
Balance – September 30, 2007	110	277

(unaudited - expressed in thousands of dollars, except for per unit amounts)

5 Future income taxes

Prior to June 12, 2007, the Fund provided for current and future income taxes only for its incorporated subsidiaries. On June 22, 2007, Bill C-52, including provisions related to the taxation of income trusts commencing January 1, 2011 (or sooner in certain circumstances), received Royal Assent. As a consequence, Canadian income trusts are required to provide for future income taxes arising from those temporary tax differences expected to reverse after January 1, 2011. The rate applicable to the determination of these taxes is 31.5%.

Future income tax assets and liabilities are recognized based on temporary differences between accounting and tax bases of existing assets and liabilities as follows:

	September 30, 2007 $	December 31, 2006 $
Future income tax liabilities:		
Intangible assets	5,834	-
Property and equipment	3,817	28
Goodwill	3,808	23
Pre-opening costs	-	37
	13,459	88
Future income tax assets:		
Deferred lease inducements	22	12
Non-capital losses	94	138
	116	150
	13,343	62

Future income taxes are not recorded on $114,492 of non-deductible goodwill.

6 Bank indebtedness and long-term debt

(a) Bank indebtedness and long-term debt

At September 30, 2007, the Fund had an available $90 million operating line. Interest on bank indebtedness is payable at the lender's prime rate. As at September 30, 2007, the bank indebtedness rate of interest was 6.25% (December 31, 2006 – 6.0%) and $39,689 (December 31, 2006 - $7,532) was drawn on the operating line, offset by outstanding cheques and deposits of $2,491 (December 31, 2006 - $2,077).

At September 30, 2007, the Fund had an available $30 million long term Capital/Acquisition line. Interest on long-term debt is payable at the lender's prime rate plus 0.25%. As of September 30, 2007 the effective long-

(unaudited - expressed in thousands of dollars, except for per unit amounts)

term debt rate of interest was 6.25% (December 31, 2006 – 6.25%) and $15,000 was drawn on this line (December 31, 2006 - $0). This long term debt is repayable May 31, 2009.

The Fund has an available $3.5 million demand non-revolving loan to cover electronic funds transfer payments, and a $4 million bank guarantee facility to be used in day to day issuance of letters of guarantee for operations.

The bank indebtedness and long-term debt are collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP and Liquor Barn LP, subsidiaries of the Fund, and also by a floating charge over all of Liquor Stores LP's and Liquor Barn LP's present and after acquired real property and an assignment of Liquor Stores LP's and Liquor Barn LP's insurance. The assets of Liquor Stores LP and Liquor Barn LP represent substantially all of the Fund's assets.

(b) Convertible Debentures

The Fund assumed 8% unsecured subordinated convertible debentures (the "Debentures") maturing December 31, 2011 with a fair value of $702 when it acquired Liquor Barn. The fair value of the conversion feature at the time of the acquisition was $140 and this amount is presented as a component of equity.

The Debentures have a principal amount of $500 and are convertible into Units of the Fund at the option of the holder at a conversion price of $15.09 per Unit. Interest on the Debentures is payable on June 30 and December 31 of each year.

The Debentures are not redeemable before December 31, 2009 (the "First Call Date"). On and after the First Call Date and prior to December 31, 2010, the Debentures can be redeemable in whole or in part from time to time, at the Fund's option, at par plus accrued and unpaid interest, provided that the weighted average trading price of the Units on the Toronto Stock Exchange during the 20 consecutive trading days ending on the fifth trading day preceding the date on which notice of redemption is given is not less than 125% of the conversion price. On and after December 31, 2010, the Debentures will be redeemable at the Fund's option at any time at par plus accrued and unpaid interest.

Upon the occurrence of a change of control involving the acquisition of voting control or direction over 66-2/3% or more of the Units of the Fund, the Fund will be required to make an offer to purchase, within 30 days following the consummation of the change of control, all of the Debentures at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

The Fund will have the right at any time to purchase the Debentures in the market (if possible), by tender, or by private contract.

7 Related party transactions

A director of a subsidiary of the Fund is a partner in a law firm to which, during the three month and nine month periods ended September 30, 2007, the Fund incurred professional fees of $107 and $268 respectively. Further, the Fund paid fees and expenses to a company controlled by the Chief Executive Officer of the Fund, relating to the supervision of construction of developed stores, lease administration and tax services, in the amount $15 and $31 respectively. Commencing June 1, 2007, the Fund leases office premises from a company associated with the Chief Executive Officer. Rent paid during the quarter was $57. These operating and administrative expenses are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount. Included in accounts payable and accrued liabilities is $9 (December 31, 2006 - $4) relating to these transactions.

(unaudited - expressed in thousands of dollars, except for per unit amounts)

8 Unitholders' equity

Fund Units

Units outstanding and capital contributions are as follows:

	Number of units #	Issue costs $	Net capital contributions $
Balance – December 31, 2006	10,228,320	10,271	139,709
Issued for Exchangeable Liquor Stores LP Units	1,425	-	14
Units issued on March 9, 2007	2,492	-	50
Issued June 8, 2007 for the Liquor Barn acquisition (note 3 (a))	6,817,533	-	143,100
Issued for Exchangeable Liquor Barn LP Units	1,046,699	-	22,065
Treasury Units	(45,504)	-	(978)
Balance – September 30 ,2007	18,050,965	10,271	303,960

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

Consideration for units issued on exchange of Liquor Stores and Liquor Barn LP Exchangeable LP Units during the nine months ended September 30, 2007 was recorded at the carrying amount of the Liquor Stores LP and Liquor Barn Exchangeable LP Units in accordance with EIC-151.

Treasury Units represent unvested Units held in the LTIP (note 9 (a)) and the 2007 Incentive Plan (note 9 (b)).

9 Unit-based compensation plans

a) Long term incentive plan ("LTIP")

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts. The monthly cash distributions received by the Plan will be remitted to the participant when the Units become vested.

The Plan is managed through a separate trust, which is considered a variable interest entity. As the Fund is the primary beneficiary, the Fund consolidates the Plan in its financial statements.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a separate trust (the "LTIP Trust"). The LTIP Trust will use the funds to purchase Units in the open market or from treasury, and such Units will vest to the eligible employees over a three-year period. Threshold amounts and participation rates are as follows:

(unaudited - expressed in thousands of dollars, except for per unit amounts)

Excess percentage	**Participation rate**
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

The following table summarizes the status of the Plan:

	Nine months ended September 30	
	2007	2006
	#	#
Unvested Units, beginning of period	492	-
Granted	2,492	-
Vested Units transferred to participants	(292)	-
Unvested Units, end of period	2,692	-

On March 9, 2007, 2,492 Units were granted and issued from treasury at a price of $20.07 per Unit for a total cost of $50. The compensation expense will be recognized over the vesting period of three years. Compensation expense for the three and nine months ended September 30, 2007 was $9 and $20 respectively (September 30, 2006 - $ nil).

(**unaudited - expressed in thousands of dollars, except for per unit amounts**)

b) 2007 Incentive Plan

A special one-time discretionary compensation plan (the "2007 Plan") was implemented in the first quarter of 2007 in order to retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of Units of the Fund, will be provided to eligible employees. The Units vest over a three-year period from the March 7, 2007 grant date to January 7, 2010. The monthly cash distributions received by the 2007 Plan will be remitted to the participant when the Units become vested.

The following table summarizes the status of the 2007 Plan:

	Nine months ended September 30	
	2007	2006
	#	#
Unvested Units, beginning of period	-	-
Granted	43,851	-
Vested Units transferred to participants	-	-
Forfeited Units	(1,039)	-
Unvested Units, end of period	42,812	-

$950 was granted effective March 7, 2007 to purchase Units under the 2007 Plan. In total, 43,851 Units were purchased in the market at an average price of $21.66 per Unit. On September 6, 2007, 1,039 forfeited Units were sold on the market resulting in a reduction to compensation expense of $22. The remaining $928 compensation expense will be recognized over the vesting period of three years. Compensation expense of $147 and $355 respectively was recorded for the three and nine months ended September 30, 2007 (September 30, 2006 - $ nil).

c) Trustee and director deferred unit plan

The Fund maintains a deferred share unit plan (the "DSU Plan") to enhance the ability of the Fund to attract and retain non-employee Trustees and Directors whose training, experience and ability will promote the interests of the Fund and to align the interests of such non-employee Trustees and Directors with the interests of Unitholders. The DSU Plan is designed to permit such non-employee Trustees and Directors to defer the receipt of a maximum of 50% of the cash compensation otherwise payable to them for services to the Fund. As the Fund intends to settle its obligations related to the DSU Plan through cash payments, these obligations are accrued as a liability, which is adjusted to fair value based on the current market value of Units at each balance sheet date. Awards accruing to DSU Plan participants for the three and nine months ended September 30, 2007 totalled $53 and $145 respectively (2006 - $ nil), which were recorded as compensation expense in the period. As at September 30, 2007 participants have accumulated an entitlement to the equivalent cash value of 11,558 Units under the DSU Plan (December 31, 2006 – 5,183).

(**unaudited - expressed in thousands of dollars, except for per unit amounts**)

10 Non-controlling Interest

Exchangeable and Subordinated Unitholders

	Liquor Stores Exchangeable LP Units	Liquor Stores Subordinated LP Units	Liquor Barn LP Units	Total
	#	#	#	#
Balance – December 31, 2006	1,176,680	2,125,000	-	3,301,680
Liquor Barn Exchangeable and Subordinated Units at June 7, 2007 on an equivalent Fund Unit basis	-	-	2,157,790	2,157,790
Exchanged for Fund Units	(1,425)	-	(1,046,699)	(1,048,124)
Balance – September 30, 2007	1,175,255	2,125,000	1,111,091	4,411,346
Fund Special Voting Units – September 30, 2007	1,175,255	2,125,000	1,111,091	4,411,346
	$		$	$
Balance – December 31, 2006	11,880	21,468	-	33,348
Liquor Barn Exchangeable and Subordinated Units at June 7, 2007	-	-	45,292	45,292
Earnings (loss)	595	1,076	(834)	837
Exchanged for Fund Units	(14)	-	(22,065)	(22,079)
Distributions declared (note 13)	(1,303)	(2,355)	(640)	(4,298)
Balance – September 30, 2007	11,158	20,189	21,753	53,100

Subsidiaries	
Balance - December 31, 2006	147
Earnings	163
Dividends paid	(157)
Balance – September 30, 2007	153
Total	53,253

11 Contingencies

On January 9, 2007, the Fund filed a Statement of Claim in the amount of $4,500 against Branch of the Willow et al for damages relating to breach of the terms of agreement, breach of non-competition agreements, breach of good faith and failure to act upon their express and implied obligations. On May 16, 2007, Branch of the Willow et al filed a statement of defence and counterclaim in the amount of $563. No amounts are recorded in the accounts of the Fund with respect to this claim. The outcome of this claim is uncertain. The settlement of this claim will be accounted for in the period of resolution.

(unaudited - expressed in thousands of dollars, except for per unit amounts)

12 Earnings per Unit

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	2007	2006
	$	$	$	$
Net Earnings (numerator utilized in basic Earnings per Unit)	5,325	3,332	100	6,887
Non-controlling interest	(1,779)	(1,345)	(837)	(2,884)
Earnings (numerator utilized in diluted Earnings per Unit)	7,104	4,677	937	9,771
	#	#	#	#
Units outstanding, beginning of period	17,521,291	8,626,183	10,228,320	6,179,683
Weighted average of Units issued less treasury Units acquired	460,964	1,742	3,139,384	1,782,922
Denominator utilized in basic earnings per unit	17,982,255	8,627,925	13,367,704	7,962,605
Exchangeable and Subordinated Units	4,640,636	3,302,075	2,592,661	3,533,695
Denominator utilized in diluted earnings per unit	22,622,892	11,930,000	15,960,365	11,496,300
Earnings (loss) per Unit – Basic	$0.30	$0.39	$0.01	$0.86
Earnings (loss) per Unit – Fully Diluted	$0.30	$0.39	$0.01	$0.85

(**unaudited - expressed in thousands of dollars, except for per unit amounts**)

13 Distributions

Distributions are determined in accordance with the Trust Indenture, and are based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $0.375 (2006 - $0.30) per Unit for each of Fund Units, Liquor Stores Exchangeable LP Units and Subordinated LP Units were declared by the Fund for the three months ended September 30, 2007. Distributions totalling $0.375 per Unit for Liquor Barn Exchangeable LP Units and Subordinated Units were also declared during the third quarter.

		Fund Units		Liquor Stores Exchangeable LP Units and Subordinated LP Units		Liquor Barn Exchangeable LP Units and Subordinated LP Units		Total	
Date distribution declared	Date distribution paid	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
January 15, 2007	February 15, 2007	1,194	1,194	137	137	-	-	1,331	1,331
February 15, 2007	March 15, 2007	1,194	1,194	137	137	-	-	1,331	1,331
March 15, 2007	April 13, 2007	1,273	1,273	909	909	-	-	2,182	2,182
April 13, 2007	May 15, 2007	1,273	1,273	147	147	-	-	1,420	1,420
May 15, 2007	June 15, 2007	1,273	1,273	147	147	-	-	1,420	1,420
June 15, 2007	July 13, 2007	2,185	2,185	944	944	210	210	3,339	3,339
July 11, 2007	August 15,2007	2,245	2,245	147	147	150	150	2,542	2,542
August 15, 2007	September 14,2007	2,254	2,254	147	147	141	141	2,542	2,542
September 19, 2007		2,256	-	944	-	139	-	3,339	-
		15,147	12,891	3,659	2,715	640	501	19,446	16,107

14 Supplemental disclosure of cash flow information

	For the three months ended September 30		For the nine months ended September 30	
	2007 $	2006 $	2007 $	2006 $
Interest paid	592	457	1,020	894
Income taxes paid	-	-	65	-

15 Segmented information

The Fund identifies operating segments based on business activities, management responsibility, and geography. The Fund operates within a single operating segment, being the operation of retail liquor stores in Canada. All of the Fund's assets are located in Canada.

16 Seasonal nature of the business

The Fund historically experiences higher sales in the third and fourth quarters, while the first and second quarter typically experience lower sales levels due to seasonal shopping patterns. Occupancy related expenses, operating and administrative expense and amortization remain relatively steady throughout the year.

(unaudited - expressed in thousands of dollars, except for per unit amounts)

17 Subsequent events

On May 3, 2007 a claim of approximately $1,500 against Liquor Barn LP alleging breaches of contract related to an acquisition agreement was filed by one of the vendors from the Liquor Barn initial public offering transaction. On May 18, 2007, Liquor Barn LP filed a statement of defence. Subsequent to September 30, 2007, a settlement was reached for $1,078. The settlement had been accrued at the time Liquor Barn was acquired.

Subsequent to September 30, 2007, a former employee of Liquor Barn commenced an action against Liquor Barn GP Inc. alleging breach of contract and wrongful dismissal. The former employee is seeking damages of approximately $500, including severance and other benefits.

LIQUOR DEPOT

LIQUOR BARN

LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership

November 15, 2007

Securities and Exchange Commission
100F Street NE
Washington, DC 20549
USA

VIA FEDERAL EXPRESS

Attention: Filing Desk

Dear Sir/Madam:

Re: Liquor Stores Income Fund Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

On behalf of Liquor Stores Income Fund (the "Fund") and pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, we enclose a copy of the Fund's:

1. News release, dated November 15, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Kindly contact the undersigned at (780) 702-7392 if you have any questions regarding the content of this letter.

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

Tory Thibaudeau
Corporate Paralegal

Enclosure

File No. 82-34937

November 2007

Liquor Stores Income Fund Announces November Cash Distribution

EDMONTON, Alberta, November 15, 2007 – Liquor Stores Income Fund (the "Fund") (TSX:"LIQ.UN") announced today a cash distribution of $0.125 per trust unit for the month of November 2007. The distribution will be paid on December 14, 2007, to holders of record of trust units on November 30, 2007.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

About Liquor Stores Income Fund

Liquor Stores Income Fund is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership and its 89% interest in Liquor Barn Limited Partnership. In aggregate these partnerships operate the largest number of private liquor stores in Canada by number of stores (currently 195 stores). Liquor Stores Income Fund trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores Income Fund, visit www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

- 30 -

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 8

or

Patrick de Grace
Vice President Finance and Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

or

Rick Crook
President and Chief Operating Officer
Liquor Stores GP Inc.
(780) 497-3271

www.liquorstoresincomefund.ca

END